EXHIBIT 2

Management’s Discussion and Analysis

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the design effectiveness of internal control over financial reporting as at December 31, 2006. Based on this assessment, management concludes that, as of December 31, 2006, internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2006.

For the year ended December 31, 2006, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Lewis Rose

President and Chief Executive Officer

Stephen Taylor

Chief Financial Officer

Toronto, Canada, March 16, 2007

INTRODUCTION

The following report contains management’s discussion and analysis (“MD&A”) of CryptoLogic’s consolidated results of operations and financial condition for the year ended December 31, 2006 in comparison with the year ended December 31, 2005,

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

and should be read in conjunction with the audited consolidated financial statements and accompanying notes. This MD&A is dated March 16, 2007.

CryptoLogic and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this MD&A, unless otherwise specified.

All currency amounts are in US dollars, unless otherwise indicated. Some figures and percentages may not total exactly due to rounding.

The Company and its subsidiaries maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the disclosure controls and procedures as of December 31, 2006 and concluded that the current disclosure controls and procedures are effective at the reasonable assurance level.

Statements in this document, which are not historical, are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. It should be noted that the forward-looking statements in this document are based on management’s best estimates of the current operating environment. These statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “may”, “would”, “could”, “should”, “will”, “intend”, “seek”, “propose”, “anticipate”, “believe”, “expect”, “plan” or similar expressions suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, risks associated with the Company’s financial conditions, legal risks associated with Internet gaming and risks of government legislation and regulation, market acceptance and technological changes, dependence on licensees and key licensees, international operations and increased competition. A description of these factors can be found in the section contained herein titled “Risks and Uncertainties.” CryptoLogic does not intend, and does not assume any obligations, to update these forward-looking statements.

BUSINESS OVERVIEW

Founded in 1995, CryptoLogic is a pioneer and a global leading software developer and services provider to the Internet gaming market, outside of the United States, around the world through offices in Cyprus and the UK. Today, we are one of the industry’s longest-established publicly traded online gaming software companies, with our software development operations in Toronto, Canada. Our wholly-owned subsidiary, WagerLogic Limited (“WagerLogic”), provides software hosting and

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators.

CryptoLogic’s software offers a complete online gaming solution to licensees which is comprised of:

1.	A broad, turn-key Internet-based game suite featuring:
•	more than 260 download and non-download casino table and slot games
•	player-to-player poker
•	multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian)
•	multi-currencies (US dollars, British pound sterling and Euros)
•	multi-platforms (download, non-download (Java and Flash), wireless)
•	multi-player bingo;

2.	E-cash systems and support for player deposits and withdrawals;

3.	Business intelligence and data mining tools to assist licensees in their marketing efforts;

4.	Licensee support through WagerLogic’s 24/7 multi-language customer support; and

5.	Marketing support services, to assist licensees to develop and execute strategies for marketing their online gaming businesses.

WagerLogic licenses our software products and services to a select international client base (“licensees” or “customers”), while retaining ownership and control of the software. As at December 31, 2006, we had 10 licensees located around the world, including well-known UK and global land-based gaming organizations.

Our licensees operate under government authority where their Internet business subsidiaries are domiciled, in the Netherlands Antilles. During the year, one of our customers was a licensed operator in Alderney, a British Crown Dependency in the Channel Islands, and that customer relationship has since been terminated. We added three new licensees in 2006: DTD Poker; Betsafe.com; and Oceania Caribe Licensing NV (PlayboyGaming). Since December 31, 2006, we have added two new licensees, a private company in Malta operating Parbet.com, and Holland Casino, which is expected to launch in June 2007.

Substantially all of our revenue is of a recurring nature. WagerLogic’s licensees pay an ongoing fee over the contract term for the licensing of our software and services, calculated as a percentage of each licensee’s level of activity. In 2006, 10.5% (2005: 7.3%) of our revenue came from other sources, including software customization, certain marketing support services, advertising services and interest income.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Historically, revenue has been seasonal with slower sales in the summer months (our second and third quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

BUSINESS CONDITIONS

Since CryptoLogic was established 11 years ago, there has been significant growth in both our company and the industry. In total, the Internet gaming market including the United States grew from $5.7 billion to approximately $10.7 billion in wagers in the years between 2003 and 2005 (source: Global Betting and Gaming Consultants, February 2007, or “GBGC”). However, on October 13, 2006 the United States, estimated to represent approximately 50% of the global online gaming market, passed the Unlawful Internet Gaming Enforcement Act (UIGEA) which effectively banned online gaming by making it illegal to process the related financial transactions. The Internet casino and Internet poker markets outside the US, the core areas of our business, are expected to continue to grow rapidly. By the end of 2006, after the US ban, the non-US online casino market was estimated to be worth $2.4 billion, and this market is expected to grow by almost 100% to approximately $4.2 billion by 2012. The online poker market outside the US was estimated to be worth $1.6 billion at the end of 2006 and is expected to more than double to $3.5 billion by 2012 (source: GBGC).

While online gaming outside the United States continues to promise vast potential, it is expected to account for only 5.5% of the global gaming revenue by 2012 (source: GBGC). The market is already dominated by major operators. Competition is intensifying for players and market position. The industry is also experiencing consolidation as operators increase market share through acquisition.

In order to grow and remain a market leader, software providers must be able to offer a strong value proposition to their customers to help them respond to players that are increasingly sophisticated and demanding more choice. We must offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities to market to players in order to help customers attract, retain and re-activate players.

STRATEGY UPDATE

CryptoLogic’s growth strategy is designed to capitalize on the growth in key product and geographical markets of the global online gaming industry, and to produce cash earnings despite continuing regulatory uncertainty and an increasingly competitive and sophisticated business environment.

In 2007, CryptoLogic expects financial results to be negatively impacted by reduced revenues arising from the enactment of the UIGEA. Although we shall be vigilant in cutting costs and maintaining cost awareness, we are not planning significant changes to our cost structure as we will use current resources to execute current projects and take advantage of significant revenue-enhancing opportunities we foresee in Europe

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

and Asia, our two primary geographical markets, as well as other major international markets.

CryptoLogic remains optimistic about the future of online gaming and the Company’s position as one of the leaders within it. We are in an excellent financial position to build on a global strategy that has led to record results in both 2005 and 2006. In 2007, we are focusing on:

1.	Game innovation. Continuing our strategy to enhance and expand our offering with innovative games that increase the entertainment value for players and encourage repeat business, thereby growing sustainable revenue for our customers and CryptoLogic.

The strategy has been successful to date. We achieved solid double-digit growth in our Internet casino business – up 11.7% in 2006 versus a year ago – and in a gaming sector that is more developed. Our Internet poker fees outpaced the industry – up 25.6% in 2006, which exceeded the average industry growth rate of 21.0% (source: GBGC).

In 2006, we introduced 49 new Internet casino games (25 downloadable and 24 non-downloadable) which are important customer acquisition tools. We also:

•	developed the world’s first and only play-for-real, slot version of the highly popular puzzle game, CubisTM;
•	added to our popular roster of multi-currency Marvel video slot games, with new versions based on ThorTM, Silver SurferTM, ElektraTM, GhostRiderTM and others; and
•	designed and patented the first-ever online version of Texas Hold’em Bonus Poker, the popular land-based casino game that combines the huge popularity of poker with the excitement of a casino card game.

Meanwhile, the jackpot for our own patented progressive jackpot slot, Millionaires Club™, grew to over five million dollars —a world record for online gaming. All of these innovative concepts are exclusively available to WagerLogic’s licensees.

We also introduced a number of poker enhancements in 2006:

•	a major upgrade to our poker platform that significantly increases the capacity for simultaneous online playing, allowing for near-perfect network uptime, enables “live” seamless updates of new features and games, and giving licensees seamless mobility to locate their shared online poker room in markets that offer the best growth opportunities;

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

•	an appealing poker software redesign that includes enhancements to the main lobby, game tables and tournament lobby, making it easier than ever for players to navigate, select their game and stake level, and access key statistics on games, tournaments and their play;
•	introduced Hold’Em BlackjackTM, a brand new game developed by CryptoLogic that combines the simplicity of blackjack with the intensity of poker. Hold’Em BlackjackTM breathes new life into the traditional game of 21 by giving players the betting and bluffing excitement of Texas Hold’Em Poker along with the straightforward play of casino blackjack;
•	introduced Thunder TournamentsTM for high-speed tournament action, broader access to land-based tournaments, and a tournament leader board to give licensees opportunities to create exciting new events;
•	launched My Poker Points, a loyalty rewards system; and
•	launched a Spanish poker site for William Hill, adding to the Greek site we created for them in 2005. Such localized sites are critical advantages in an increasingly competitive European market.

We also enhanced our back-office and decision-support tools to help our licensees better understand, respond to and target market their players.

2.	New customer opportunities. The Company will continue to pursue “blue chip” casino opportunities that meet these rigorous standards:

•	an established brand that has presence on the Internet that is compatible with gaming;
•	an audience favorable to a casino offering on the Internet; and,
•	sufficient resources and commitment to be successful marketing the business.

We will also aggressively pursue new poker opportunities that will enhance the liquidity of the licensees’ poker network—already one of the world’s largest that excludes US players. Our 2006 upgraded poker platform provides infrastructure and capacity to accept licensees that offer exciting growth potential to contribute to overall poker network liquidity.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

In 2006 and early 2007, we added four new branded licensees:

•	PlayboyGaming, one of the world’s most recognizable entertainment and lifestyle brands, in both casino and poker. The Playboy brand epitomizes our philosophy of working with blue-chip brands;
•	Betsafe, a popular poker site among Scandinavian players. Scandinavia is one of the hottest poker markets in the world;
•	DTD Poker, the online home of DUSKTILLDAWN, a new land-based UK poker club scheduled to open in April 2007. Once open, DUSKTILLDAWN will be the largest live poker venue in Europe and the first fully-licensed dedicated poker facility in the UK; and
•	Holland Casino, which was engaged as a new licensee in February 2007 in a milestone exclusive three-year agreement, CryptoLogic’s first with a government. CryptoLogic will provide both poker and casino software for Holland Casino, the Dutch government-owned casino operator. The new sites, to be run by Holland Casino under license from the Dutch government, are expected to launch in June 2007, and will be available to residents of the Netherlands only.

In addition, the Company acquired Parbet.com (see Strategic Acquisitions below).

3.	Controlling expenditures. Control and optimize expenditures by a thorough, ongoing review of discretionary costs, operating expenses and capital expenditures.

4.	Strategic acquisitions. Aggressively pursue strategic, accretive acquisition opportunities including brands that can be licensed to operators to accelerate the advancement of the Company’s strategies. Acquisition opportunities have multiplied since passage of the UIGEA, and the Company will continue to evaluate new and existing prospects.

In January 2007, CryptoLogic achieved its first success under this strategy by completing the purchase of the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room. CryptoLogic companies licensed these Parbet assets, together with poker software, payment processing services and multi-lingual customer support and services, to a private Maltese online gaming Company that will operate Parbet.com. The purchased assets include all rights to the Parbet brand name, associated domain names such as Parbet.com, customer lists, databases and active player accounts.

This purchase extended the Company’s brand ownership and licensing strategy, which it has used very successfully with the award-winning

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

InterCasino and InterPoker brands and related brands, such as ExtremePoker, which are licensed by Oceania Internet Gaming Entertainment NV. Under this strategy, WagerLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services, and marketing support services, in order to generate higher revenue.

5.	Expanding in Asia. CryptoLogic intends to expand its Asian presence to become a significant participant in this large, emerging market.

In January 2007 we demonstrated success in executing on this strategy, when we signed a memorandum of understanding with Brilliance Technology Co. (“Brilliance”) and 568 Network Inc. (“Game568”) aimed at entering the high growth, high potential Chinese market.

The three companies plan to establish a new jointly held company in China to adapt our online casino and poker games to the Chinese market, and develop new poker and casual, skill-based games that are more familiar to those markets. Brilliance intends to establish an operator division to deliver the games in two modes: “play-for-fun” subscriptions for users in internet cafés and on mobile devices, and “play-for-money” through retail locations licensed by China Welfare Lottery, the nation’s gaming licensing authority. Brilliance will enter into an exclusive licensing agreement with respect to the new company’s online gaming software and service offering, and will apply for all required gaming licenses.

Cryptologic’s investment will initially be a minority interest in the new company, with an option to increase its investment to a controlling position. Cryptologic will have the right to appoint all members of the board of the new company.

Given our business focus on Europe today and Asia tomorrow, we have proposed to establish our executive headquarters in the Republic of Ireland. We believe that the location offers many benefits:

•	brings the Company closer to the world’s major markets that embrace Internet gaming, and therefore, closer to its key customers and customer prospects;
•	a gaming-friendly environment that enables the Company to provide a wider range of marketing support and brand management services to licensees and to recruit personnel;
•	extends the Company’s strategic acquisition opportunities by operating in the heart of the geographic centers where business opportunities are more likely to arise; and
•	is intended to increase trading of the Company’s shares on the London Stock Exchange.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

We are proposing that the headquarter functions of the Chief Executive Officer, the Chief Financial Officer, the Vice President of Human Resources and the head of Investor Relations be transitioned to Ireland. The transition to Ireland will be effected by way of a court and shareholder-approved Plan of Arrangement, expected to be presented to shareholders in the second quarter of 2007.

In executing our strategy, we remain committed to the highest standards of transparency and regulatory compliance, as one of the world’s few providers with government-approved gaming software. We continue to follow disciplined regulatory practices comparable to stringent land-based gaming standards, which subject our company, key personnel, systems and software product to ongoing independent government review.

Strategic Performance Measures

In 2006, CryptoLogic continued to deliver profitable growth, positive operating cash flow and improved return on equity. The following table sets out key financial performance indicators as measures of our progress:

(In thousands of US dollars, except per share data)	2006	2005	2004

Income Statement
Revenue	$104,022	$86,307	$63,714
Re-organization charges re move of HQ to Ireland	$3,700	-	-
EBITDA after reorganization charges(1)	$27,176	$22,303	$17,337
Earnings	$24,812	$20,530	$13,668
Fully Diluted EPS	$1.81	$1.46	$1.01

Financial Position
Cash Flow From Operating Activities	$40,654	$34,721	$18,919
Net Cash(2)	$128,440	$99,134	$85,964
Working Capital (3)	$93,787	$73,569	$62,818
Dividend Per Share/Quarter(4)	$0.12	$0.07	$0.05

Value Measure
Return on Equity	25%	25%	22%

(1)

Management believes EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, because EBITDA is not a recognized measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning, it may not be comparable across different companies.

CryptoLogic reconciles EBITDA to earnings as follows:

(In thousands of US dollars)	2006	2005	2004

Earnings	$24,812	$20,530	$13,668
Income taxes	$4,679	1,506	2,873
Interest	($7,092)	(3,627)	(1,293)
Amortization	$4,777	3,894	2,089
EBITDA	$27,176	$22,303	$17,337

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

(2)	Net cash includes cash and cash equivalents, short term investments and security deposits.

(3)	Working capital (current assets minus current liabilities)

(4)

CryptoLogic’s inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12) was first declared on September 10, 2003, and paid November 24, 2003. On November 4, 2004, CryptoLogic’s Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid December 15, 2004. A subsequent increase to $0.07 per common share (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005. On May 9, 2006, we announced the Board’s decision to increase the dividend to $0.12 per share (annual rate of $0.48), commencing with the quarterly dividend paid on June 15, 2006. On February 14, 2007, a dividend of $0.12 per share was announced, the same rate as the prior four quarters. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

ABILITY TO DELIVER RESULTS

CryptoLogic’s competitive advantages have been key to our growth and financial performance, and we believe, will continue to be integral to our future.

Brand name licensees

CryptoLogic works with some well-known international brand name gaming and media customers, such as William Hill, PlayboyGaming, Littlewoods, InterCasino and now Holland Casino. In a market where player trust is critical, we believe the quality of our licensees enhances our opportunities to acquire additional licensees of like stature. Our decade of experience has proven that operators with a trusted brand and an established user base to cross-market new offerings grow sustainable online businesses. In competition with hundreds of gaming sites on the Internet, our licensees must also be committed to market in order to effectively vie for player attention.

CryptoLogic’s disciplined customer strategy continues to produce strong results. We have intentionally reduced our licensee base in recent years to focus on a core group of substantial name brand online and land-based operators. While the number of our licensees has declined to 10 at the end of 2006 from a high of 21 in 2003, CryptoLogic’s revenue and earnings have increased 135% and 163% respectively during that same period.

In 2005, Betfair, one of our poker software licensees, brought its poker software in-house, in line with its long term strategy to own and operate all of its core products. CryptoLogic was compensated by Betfair throughout 2006 for offering them the flexibility to choose their exit date, which was October 31, 2006. Betfair has significant internal technical expertise to bring its offering in-house, which we view as unique to Betfair and not characteristic of online gaming companies. Our other customers, which are primarily gaming and/or casino organizations, continue to benefit from the greater liquidity, outsourced technical expertise and expanding product offering and knowledge developed by CryptoLogic.

We expect that revenue and player growth from continuing licensees in both poker and casino and revenue from new sites launched or launching subsequent to Betfair’s

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

exit, including PlayboyGaming, Betsafe, DTD Poker, Parbet and Holland Casino, will offset the effect of the departure of Betfair and the Ritz in 2006.

CryptoLogic’s record of growing revenue and earnings validates our commitment to work with a targeted group of major licensees to generate the highest returns.

Comprehensive and innovative product portfolio

In an industry characterized by a proliferation of gaming sites, we design our product suite to enable our licensees to satisfy a broad player range of preferences in order to attract more players, generate longer play time and extend the player life value and revenue potential. We conduct extensive player research and competitive benchmarking to drive our software development as well as seek and enter into strategic exclusive partnerships with premier consumer brands such as Marvel, Bejeweled and CubisTM to enhance the trust and entertainment value of our game offering.

CryptoLogic delivers a comprehensive product portfolio across the casino and poker markets. We continually expand our online game mix with the latest innovations and entertainment concepts to appeal to increasingly sophisticated players wanting more choice and a more engaging experience.

Internet casino – Our largest revenue and profit contributor is online casino fees – a core market that accounts for approximately 34% of global online gaming revenue excluding the United States (source: GBGC). We achieved 11.7% growth in 2006 casino revenue over 2005, net of a 35.9% decrease in Q4 2006 from 2005. We continually invest in market research and product research and development to ensure a succession of new game concepts, themes and variations to create marketing opportunities for our licensees. This helps to re-energize players, keeps them coming back and drives incremental revenue, and we expect this revenue growth to continue.

CryptoLogic is at the forefront of bringing the latest product innovations and concepts to Internet gaming. We have introduced a number of unique games to the Internet – the first ever and only British pub-style fruit machines; the first to offer play-for-real slot versions of Bejeweled and Cubis, two extremely popular online casual games; the first and only online slots featuring Marvel Super Heroes; the first Internet version of Texas Hold’Em Bonus Poker; and our own patented progressive jackpot slot, Millionaires Club™, which offers world-record online jackpots. Our expertise in offering the depth and complexity of the modern-style casino games demanded by online gamers should contribute to our continued growth and market leadership in this lucrative game area.

Internet poker – Online poker service fees have grown quickly to become our second largest profit contributor since first offering this product four years ago. It is another core market representing approximately 23% of worldwide Internet gaming revenue excluding the United States (source: GBGC). Internet poker is a fast-growing sector dominated by sizeable poker rooms, where attracting and retaining a critical mass of players is key to success. The continuous presence of many players in a virtual room

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

(liquidity) allows players to find a game at the stake they want, when they want, around the clock. By providing a platform for the players of all our poker licensees – among the largest gaming and entertainment brands online and on-land – in a central poker room, we offer a well-populated poker network that currently attracts at peak times more than 6,000 poker players simultaneously from around the globe, which is down from 9,000 at the end of 2005 due to the UIGEA and exit of Betfair.

In Internet poker, we also continually expand our variety of games and tournament capabilities, and invest in system scalability to provide the capacity for increasing traffic and volumes at our licensees’ poker sites. Our expansive poker network and wide range of games, stakes and tournament offerings have translated into a 25.6% growth in our poker fees in 2006 compared to a year ago. We expect Internet poker to continue to be a strong contributor to our results in 2007.

Customer service and support

Licensee competition for players is intense and the cost of player acquisition has risen significantly. To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players.

Marketing Support

To help our customers develop and execute their marketing strategies, we offer our licensees marketing support services, through AdsDotCom, a subsidiary of WagerLogic. Increasingly we view these services as a key differentiator in our offering. They have been instrumental in our winning certain new business and form a key part of the Company’s brand ownership and management strategy.

Regulatory leadership and public company record

Trust is vital for our business, our customers, and our industry. This is why CryptoLogic has committed to strong corporate governance and compliance – and demonstrated a long-standing history of public company disclosure and regulatory leadership.

“Tier One” Regulation – CryptoLogic has long advocated regulation of Internet gaming for the protection of players and the integrity of the industry. We are one of the few software providers worldwide who have earned government-certification in a, “tier-one” jurisdiction. We are subject to stringent requirements similar to those found in land-based gaming, including intensive government probity review of directors, senior management and key personnel, as well as rigorous independent third-party testing and ongoing gaming software review. This adherence to high standards of government approval is an important competitive advantage. Our regulatory compliance enables us to offer licensees a choice of regulated markets for their online businesses. It also enhances our credibility and marketability as more jurisdictions view regulation as the best solution for safe and responsible online gaming.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Given our regulatory expertise, we are positioned for the pending implementation of The Gambling Act 2005 in the United Kingdom, and to offer this jurisdiction as an option for our customers, provided the British government establishes a commercially-attractive marketplace. In enabling the regulation of Internet gaming for the first time in the UK, the Act opens the door to a large, credible and stable industry in a regulated and licensed environment. The new regulatory regime is expected to become fully operational by September 2007. In the meantime, we are planning to invest in initiatives to position our company for a regulated UK market, and doing our part to provide input to the process of developing the final legislative codes.

Public company disclosure and compliance – CryptoLogic’s status as a public company traded on three senior exchanges – the Toronto Stock Exchange, NASDAQ Global Select Market and the Main Market of the London Stock Exchange – subjects us to the highest standards of corporate governance and disclosure. CryptoLogic has demonstrated a steady record of earnings and cash flow performance and disclosure. We are one of the Internet gaming industry’s first publicly listed companies since 1996. Our corporate governance practices and quality and certification of our products and business are competitive advantages for CryptoLogic.

Financial strength and performance

CryptoLogic has a proven record for revenue growth, positive operating profit, healthy cash flow and no debt since our first full year of operation. The strength of our balance sheet gives customers the assurance that we have the resources to invest in our product solutions today and in the future. We have the financial strength to pay a quarterly cash dividend and repurchase shares through normal course purchases, as appropriate. Our solid financial position also means we can consider potential opportunities to accelerate our growth plans through strategic, accretive acquisitions.

OVERVIEW OF RESULTS

Year 2006

CryptoLogic achieved another year of record revenue and earnings in 2006, notwithstanding the challenging fourth quarter. Revenue of $104.0 million (2005: $86.3 million) was up 20.5% year-over-year, driven by increasing fees from both our online casino and poker software.

Owing to new products and enhancements and the growing liquidity of our licensees’ central poker room, poker fees rose 25.6%, reaching $33.9 million (2005: $27.0 million). In Internet casino, our revenue rose 11.7% to $59.2 million (2005: $53.0 million), representing double-digit growth in this more developed market.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

We attributed our continued growth in casino to the addition of more than 25 new games to our gaming suite, particularly the appeal of our Marvel-branded games, online slot versions of casual games such as Bejeweled and CubisTM, and our mega-jackpot, progressive slot game, Millionaires Club®. In addition, our customer relationship solution and tools are helping licensees to attract and retain players.

Other revenue, which includes software customization, advertising services, and certain marketing support fees and interest income accounted for 10.5% of CryptoLogic’s total revenue (2005: 7.3%). In 2006, other revenue also included non-recurring revenue from our exit agreement with Betfair.

EBITDA(1) increased 21.8% to $27.2 million in 2006 (2005: $22.3 million). EBITDA(1) margin as a percentage of revenue remained solid at 26.1% (2005: 25.8%), which includes non-recurring expense incurred during 2006 related to the proposed establishment of an executive headquarters in Ireland (see Reorganization Charges). As a result of higher revenue in 2006, we saw a 20.9% rise in earnings to $24.8 million, or $1.81 per diluted share (2005: $20.5 million or $1.46 per diluted share).

Once again, CryptoLogic finished the year with positive operating cash flow and a strong balance sheet. Cash, cash equivalents, short term investments, and security deposits, totaled $128.4 million (2005: $99.1 million). Working capital grew to $93.8 million (2005: $73.6 million), after the payment of quarterly dividends totaling $5.8 million (2005: $3.0 million).

CryptoLogic’s 2006 performance reflected the continued disciplined execution of our business strategies. While we expect that the industry-wide impact of UIGEA will reduce our revenue and earnings in 2007, we enter the new year with the financial strength to continue to execute our strategies, focused on the rapidly-growing Internet casino and Internet poker markets outside the US, particularly the UK, continental Europe and Asia.

The following table presents selected financial data for each of the three most recent financials years of the Company on a consolidated basis:

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

For the years ended December 31,	2006	% of Revenue	2005	% of Revenue	2004	% of Revenue
(In thousands of US dollars, except per share data)

Revenue	$104,022	100.0%	$86,307	100.0%	$63,714	100.0%
Expenses
Operating expense	64,685	62.2%	52,658	61.0%	39,975	62.7%
Re-organization charge (2)	3,700	3.6%	-	-	-	-
General and administrative	7,907	7.6%	7,642	8.9%	6,028	9.5%
Software development expense	-		3,287	3.8%	--	--
Finance	554	0.5%	417	0.5%	374	0.6%
Amortization	4,777	4.6%	3,894	4.5%	2,089	3.3%
	81,623	78.5%	67,898	78.7%	48,466	76.1%

Earnings before undernoted	22,399	21.5%	18,409	21.3%	15,248	23.9%
Interest income	7,092	6.8%	3,627	4.2%	1,293	2.1%
Earnings before income taxes	29,491	28.3%	22,036	25.5%	16,541	26.0%
Income taxes
Current	4,957	4.7%	935	1.0%	1,033	1.6%
Future	(278)	(0.3)-	571	0.7%	1,840	2.9%
	4,679	4.4%	1,506	1.7%	2,873	4.5%
Earnings	24,812	23.9%	$20,530	23.8%	$13,668	21.5%

EBITDA(1)	27,176	26.1%	$22,303	25.8%	$17,337	27.2%
Total assets	184,520		$154,398		$124,222
Dividend per share/quarter(3)	$0.12		$0.07		$0.05

(1)	Refer to EBITDA note on page 9
(2)	Refer to Reorganization note on page 22
(3)	Refer to Dividend note on page 29

Fourth quarter 2006

Q4 2006 results were below those of Q4 2005, as the industry adjusted to the U.S. ban on online gaming in October 2006.

Total Revenue: Total revenue for the quarter was $19.0 million, 24.2% lower than Q4 2005.

EBITDA(1) was $1.5 million in the quarter, 69.5% below Q4 2005. The Company’s EBITDA(1) margin in the quarter was 8.0%, compared to 19.8% in Q4 2005. The decrease was due to reduced revenue and $1.1 million in costs incurred in Q4 2006 related to establishing new headquarters in Ireland. Excluding this charge, EBITDA(1) would have been $2.6 million and the EBITDA(1) margin would have been 13.7%.

Earnings and Earnings per Diluted Share: Earnings were $1.7 million, 70.6% lower than Q4 2005. Diluted earnings per share were $0.12, 72.1% below Q4 2005. Excluding the charge for the new Irish headquarters, Q4 earnings would have been $2.7 million and diluted EPS, $0.19.

The following table sets out selected unaudited financial information of CryptoLogic on a consolidated basis for the last eight quarters. For more information, readers should refer to CryptoLogic’s 2006 and 2005 quarterly financial reports.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Fiscal 2006 Quarters	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)
Revenue	$26,997	$30,351	$27,690	$18,984	$104,022
Interest income	1,443	1,758	1,960	1,931	7,092
Earnings	7,662	8,194	7,244	1,712	24,812
Basic earnings per share	0.57	0.60	0.53	0.13	1.83
Diluted earnings per share	0.56	0.59	0.53	0.12	1.81
Basic weighted average number of shares (000’s)	13,415	13,586	13,601	13,630	13,558
Diluted weighted average number of shares (000’s)	13,687	13,851	13,789	13,736	13,731

Fiscal 2005 Quarters	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)
Revenue	$20,274	$19,923	$21,049	$25,061	$86,307
Interest income	637	874	967	1,149	3,627
Earnings	4,839	4,739	5,127	5,825	20,530
Basic earnings per share	$0.36	$0.34	$0.37	$0.44	$1.51
Diluted earnings per share	$0.34	$0.33	$0.36	$0.43	$1.46
Basic weighted average number of shares (000’s)	13,573	13,736	13,681	13,363	13,588
Diluted weighted average number of shares (000’s)	14,184	14,361	14,063	13,665	14,067

RESULTS OF OPERATIONS - YEAR 2006

Revenue

CryptoLogic achieved record revenue for the year ended December 31, 2006. Revenue of $104.0 million rose 20.5% (2005: $86.3 million), which exceeded our long term goal of growing year-over-year revenue by a minimum of 20%. In 2006, revenue growth was led by increasing fees from both Internet poker and Internet casino.

Licensing fees and services from our casino licensees are calculated as a percentage of a licensee’s level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Internet casino

In the more established yet expanding Internet casino market, fee revenue increased 11.7% to $59.2 million (2005: $53.0 million). We attributed our continued expansion

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

in this area to the ongoing popularity of innovative, exclusive games such as Bejeweled and our mega-jackpot slot game, Millionaires Club® and the addition of more than 25 new casino games in the last year including:

•	the world’s first and only play-for-real, slot version of the highly popular puzzle game, CubisTM;
•	our popular roster of multi-currency Marvel video slot games, with new versions based on Thor, Silver Surfer, Elektra, Ghost Rider and others; and
•	the first-ever online version of Texas Hold’em Bonus Poker, the popular land-based casino game that combines the huge popularity of poker with the excitement of a casino card game.

Internet casino licensing and support fees constitutes our core revenue base, representing 56.9% of our total revenue in 2006 (2005: 61.4%). While casino fees continued to grow in absolute dollar terms, casino declined as a percentage of revenue due to the more rapid growth of our fees from the poker sector.

We experienced strong growth in casino in 2006 despite a challenging fourth quarter for our licensees following the passage of the UIGEA. In 2007, we intend to continue delivering a succession of new product innovations that are key growth drivers in our casino business and in the Internet casino market. While online casino fee revenue growth outside the US is predicted to remain healthy at over 21% per year in the next two years (source: GBGC), we expect that it will be insufficient to compensate for the loss of the US market throughout 2007.

Internet poker

Owing to new product enhancements and the liquidity of our licensees’ central poker network, the number of simultaneous poker players attracted at peak times is more than 6,000 from around the globe, which is down from 9,000 at the end of 2005 due to the UIGEA and exit of Betfair. Our Internet poker fees rose 25.6% reaching $33.9 million (2005: $27.0 million) and exceeded the industry growth rate of 21.0% (source: GBGC).

We attribute our growth in this market to:

•

organic growth of our existing customers comprised of prominent online and land-based operators that continue to leverage their brand strength and financial resources to cross-market poker to their established player base; and

•

new poker software enhancements and features including an appealing poker software redesign; the introduction of Hold’Em BlackjackTM, which combines elements of blackjack and poker; tournament innovation such as Thunder TournamentsTM for high-speed play, a new tournament leader board and the ability to qualify for a broad selection of land-based events; and the launch of My Poker Points,

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

a loyalty rewards system. Poker has grown to be a significant revenue contributor. It accounted for 32.6% of our 2006 revenue (2005: 31.3%).

We experienced strong growth in poker fees in 2006 despite the FIFA World Cup competing for players’ attention, the exit of Betfair from the poker network at the end of October, and the loss of the US market to our licensees in October.

In 2007, we intend to continue delivering a succession of new product innovations and aggressively pursue new poker licensees, which are key growth drivers in the Internet poker market. While online poker fee growth outside the US is predicted to remain strong at over 17% per year in the next two years (source: GBGC), we expect that it will be insufficient to compensate for the loss of the US market in 2007. Accordingly, we expect lower online poker revenue in 2007.

Other revenue

Other revenue increased to $10.9 million (2005: $6.3 million), which included fees for software customization and advertising and marketing services. This accounted for 10.5% of total revenue (2005: 7.3%). The increase over 2005 is primarily attributable to non-recurring revenue from our exit agreement with Betfair, higher revenue from our marketing support services, and increased revenue associated with our gaming information portal.

Product Diversification

(% of total revenue)

Internet casino and poker accounted for 90% of total revenue in 2006.

International diversification

CryptoLogic’s global strategy has resulted in a geographically-diversified business to mitigate the risks of ongoing legislative uncertainty in various countries, increase exposure to gaming-friendly jurisdictions like the UK, and benefit from near-term growth opportunities in overseas markets.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

When the UIGEA passed in October 2006, licensees’ revenue from outside the US was approximately 70% of total revenue, as it was at the end of 2005, and up dramatically from only 30% at the end of 2001, when the Company began its international diversification strategy. Outside the US, our presence is concentrated in the UK and Continental Europe, which represented 35% and 32%, respectively, of licensees’ total revenue in 2006 (2005: 32% and 29%, respectively). In Q4 2006, the UK and Continental Europe represented 44% and 41%, respectively, of licensees’ total revenue.

Our strength in these markets is attributable to a licensee roster that includes some of the most respected names in European gaming. The United Kingdom’s 2005 enactment of a new law to regulate online gaming for the first time in that country should continue to foster favourable growth for the Internet gaming industry, for our customers and for CryptoLogic. In the short-term, we expect licensees to maintain a fairly consistent geographic mix to that of Q4 2006, while longer-term we expect that Asia will begin to represent a more significant portion of their revenues.

Recurring Revenue

CryptoLogic’s strong recurring revenue stream reflects the strength of a revenue model based on building long-standing relationships with premium customers. In 2006, 89.5% (2005: 92.7%) of CryptoLogic’s fee revenue was generated from software licensing and services contracts that generate recurring revenue and generally extend three years in term.

Betfair exited the poker network in October 2006 as per our 2005 agreement with them, and we were unable to renew under mutually agreeable terms with The Ritz Club Online during the year.

We successfully renewed two customer contracts within 2006, including one with our largest licensee, OIGE NV, which operates the InterCasino, InterPoker and ExtremePoker brands, another with William Hill, one of our largest customers. ukbetting was renewed in December 2005. Only one customer contract is due for renewal within 2007, which should enhance the stability of our revenue stream.

In 2007, we expect to grow our revenue related to licensees’ European gaming activities, both through the organic growth of licensees that were active on our platforms in 2006 and through revenue from our new licensees that have launched or will launch in 2007, together with modest revenue from Asia.

Expenses

In 2006, the Company incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization. In 2005, we also incurred certain expense associated with expensing previously capitalized software, for which there was no similar expense in 2006.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Total expenses were $81.6 million (2005: $67.9 million), largely in step with our 20.5% increase in revenue. Increases occurred across all expenditure categories, with operating expense accounting for 62.2% of total revenues (2005: 61.0%).

Expenses in the first half of 2006 were relatively consistent as a percentage of revenue, but rose in Q3 and Q4 as a result of costs associated with the anticipated establishment of the Company’s executive headquarters in Ireland, and also as a result of the UIGEA significantly reducing revenue in Q4.

As one of our strategies, we are keeping even closer control over all discretionary expenditures as we adjust to the new market environment, though we do not expect to make significant changes to the cost structure. We expect our costs in total to remain relatively consistent with Q4 2006 levels through 2007, with the following qualifications:

•

most of the additional costs associated with the establishment of the head office in Ireland, estimated to be approximately $4.8 million, will be incurred in the first half of 2007, for a cumulative total of $8.5 million; and

•

we expect annual operating expense to increase by approximately $2.5 to $3.0 million related mainly to the incremental costs of operating the new Irish executive headquarters, though only a portion of this amount will be incurred in 2007, reflecting that portion of the year during which the Ireland office will be operational.

Operating Expense

The Company’s operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and long term incentive program; licensee support; e-cash systems and support costs; customer service expense; and expense related to regulatory compliance.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Total operating expense was $64.7 million, or 62.2% of revenue (2005: $52.7 million or 61.0%). We continued to invest in our core product and services to help customers grow market share and player loyalty. While operating expense stayed relatively level on a percentage of revenue basis, they increased in absolute and relative terms over 2005 due to:

•	higher software development expense, reflecting our growing game and back-office portfolio;

•	higher e-cash transaction processing fees resulting from increased transaction volumes at our customers’ growing businesses; and

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

•	higher performance-related compensation expense accruals due to CryptoLogic’s better-than-expected financial performance in 2006.

At December 31, 2006, CryptoLogic had 400 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, up from 358 a year earlier.

At year-end, we had 92 employees in casino and poker development, representing 23% of the total. Given the importance and distinctiveness of the core aspects of our business, we have specialized teams in each strategic development area. In 2006, 13% of our staff were in casino software development; 10% in poker software development; 8% in product support and compliance; 59% in licensee support operations; and 10% in administrative and finance. This representation is not expected to change materially.

2006 Employee Breakdown

90% of employees were in areas devoted to delivery of products and services to licensees, such as development, licensee support operations and product support

General and Administrative Expense

General and Administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2006, G&A expense of $7.9 million represented 7.6% of revenue (2005: $7.6 million, or 8.9%), down from the previous year as a percentage of revenue due to strong revenue generation in 2006 and the relocation of the Company’s Toronto office in 2005, which increased costs in that period.

Increased G&A expense, in absolute terms, reflected higher consulting fees in connection with our Sarbanes-Oxley compliance initiatives, and higher professional

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

fees due to regulatory and strategic activities, including the exploration of acquisition opportunities, and work on new customer contracts.

G&A expense should remain relatively stable as a percentage of revenue in the near future, and should increase modestly in absolute terms in tandem with our growth.

Reorganization Charges

Reorganization Charges are associated with CryptoLogic’s anticipated establishment of its executive headquarters in the Republic of Ireland. In 2006, such costs totaled $3.7 million, or 3.6% of revenue (2005: nil) and primarily comprise professional fees and expenses related to employee relocation and severance.

In 2007, we expect a further $4.8 million in reorganization costs, most of which is expected to be incurred in the first half of the year. Due to their nature, these costs are not expected to recur.

Software Development Expense

In the fourth quarter of 2005, we incurred $3.3 million of expense related to previously capitalized software development and severance. There was no comparable expense in 2006.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and capitalized software development costs to support our business activities.

Amortization expense was $4.8 million, or 4.6% of revenue (2005: $3.9 million, or 4.5%). The increase reflected (a) the higher investment in computer equipment, leasehold improvements, software licenses, and capitalized software development expenses, where required by GAAP, and (b) change in the estimated useful lives of computer equipment and office furniture and equipment. These expenses are expected to grow in absolute dollars and increase as a percentage of revenue, due to the growth of our company and as amortization for capital expenditures related to our investment program continues.

EBITDA(1)

Earnings before interest, taxes, depreciation and amortization (EBITDA(1)) increased 21.8% to a record $27.2 million (2005: $22.3 million). EBITDA(1) margin, or EBITDA(1) as a percentage of revenue, grew slightly to 26.1% (2005: 25.8%), despite the loss of the US market by our licensees in Q4 2006.

In 2007, CryptoLogic expects EBITDA(1) and EBITDA(1) margin to be negatively affected, as the industry-wide impact of the UIGEA will reduce revenue in the short term, and while we are exercising even tighter control over discretionary expenses,

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

we are not planning a cost reduction sufficient to offset the lost revenue. Longer term, we expect to be able to return to and exceed 2006 revenue, EBITDA(1) and EBITDA(1) margin levels.

EBITDA(1)

(US$ millions)

EBITDA(1) grew by 22% to a record $27.2 million in 2006.

(1) Refer to EBITDA on page 9.

Interest Income

Interest income, comprising interest earned on the Company’s cash and short term investment balances, grew to $7.1 million in 2006 (2005: $3.6 million) as a result of growing cash and cash equivalents balances and higher interest yield. We expect our interest income to continue to move in accordance with changes in our cash and investment balances, and the interest yield.

Provision for Income Taxes

Income taxes were $4.7 million (2005: $1.5 million), net of a small future income tax recovery. The increase in 2006 primarily resulted from higher taxable income driven by higher revenues in 2006, and the use of tax loss carryforwards in 2005. The fluctuation in future income taxes results from differences between tax and accounting recognition with respect to certain of the Company’s expenses.

We are subject to tax in many jurisdictions. Subject to significant changes in the tax rates of those jurisdiction or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%.

Earnings

Reflecting our strong revenue growth, and despite the loss of the US market to licensees in Q4 2006, CryptoLogic’s earnings rose 20.9% to $24.8 million or $1.81

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

per diluted share (2005: $20.5 million or $1.46 per diluted share).

In 2007, our earnings will be negatively affected by the industry-wide impact of the UIGEA as it will reduce revenue in the short term, and while we are exercising even tighter control over discretionary expenses, we are not planning a cost reduction sufficient to offset the lost revenue. Management estimates that the enactment of the UIGEA would have reduced revenue by $31 million and earnings by $24 million if the act had been in force for all of 2006. Management estimates that the UIGEA will result in lower revenue and earnings in 2007. By the latter part of 2008, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Return on Equity

CryptoLogic’s return on shareholders’ equity was unchanged from 2005 reflecting primarily the negative impact of the Q4 2006 UIGEA announcement, as follows:

	2006	2005	2004
Return on equity	25%	25%	22%

CryptoLogic has a well-established track record for solid investor returns.

RESULTS OF OPERATIONS - FOURTH QUARTER 2006

Revenue

CryptoLogic’s results may vary on a quarterly basis due to the seasonal nature of the online gaming industry. Historically, sales are slower in the second and third quarters, as Internet usage moderates in the summer months when players tend to be outdoors. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods. We expect seasonality in our business to continue to be a contributing factor in both casino and poker.

While we believe that seasonal factors continued to affect our results and the industry, we experienced other offsetting factors in the quarter. Revenue decreased 24.2% in Q4 2006 to $19.0 million (Q4 2005: $25.1 million):

•

the major factor was the loss of our licensees’ US-based players as a result of the UIGEA having been passed in October 2006, which was heightened as it occurred in the fourth quarter which is historically the strongest quarter of the year. To a much lesser extent, revenue was impacted by the exit of Betfair and the Ritz from the network during the quarter;

•	the revenue loss was partially offset by the release of 18 innovative new casino games in Q4 2006. Revenue from new games introduced in Q4 was

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

$1.9 million, or 10.2% of total revenue. Strong performances from casino games released in earlier periods also increased revenue in Q4.

Internet Casino

Q4 2006 Internet casino fees decreased 35.9% to $10.0 million (Q4 2005: $15.5 million) and accounted for 52.4% of total Q4 2006 revenue (Q4 2005: 61.9%). This decrease followed the UIGEA enactment in early October 2006.

Internet Poker

Q4 2006 Internet poker fees decreased 15.8% to $6.7 million (Q4 2005: $7.9 million) and represented 35.4% of Q4 2006 revenue (Q4 2005: 31.6%). This decrease followed the UIGEA enactment in early October 2006.

Other Revenue

Other revenue in Q4 2006 was $2.3 million, or 12.2% of total revenue (Q4 2005: $1.6 million, or 6.5% of revenue). The increase in Q4 2006 over Q4 2005 is primarily attributable to non-recurring revenue from our exit agreement with Betfair.

We expect the expiry of our exit agreement with Betfair in January 2007 and the UIGEA to reduce other sources of revenue, although revenue from the Parbet.com, PlayboyGaming and DTD Poker properties that began in Q1 2007 will partially offset these factors.

In Q4 2006, our online bingo licensee stopped offering this product. Bingo accounted for an immaterial amount of revenue in 2006.

Expenses

Operating Expense

Operating expense was $14.2 million in Q4 2006, or 75.0% of revenue (Q4 2005: $14.7 million, or 58.7% of revenue).

Operating expense decreased slightly in absolute terms over Q4 2005 due to:

•	lower software development costs; and
•	lower e-cash system and support fees resulting from decreased volumes at our customers’ businesses; partially offset by
•	higher compensation costs related to increased product development and customer support staffing.

Notwithstanding that operating expense in dollar terms decreased slightly as compared to 2005, operating expense, which is largely fixed, increased as a percentage of revenue in 2006.

General and Administrative Expense

General and Administrative (G&A) expense was $2.0 million for the quarter, or 10.3% of revenue (Q4 2005: $2.0 million, or 7.9% of revenue). Notwithstanding that

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

G&A expense in dollar terms was unchanged compared to 2005, G&A expense increased as a percentage of revenue in 2006.

Software Development Expense

In the fourth quarter of 2005, the Company incurred $3.3 million of expense related to previously capitalized software development and severance. There was no comparable expense in 2006. The severance expense in 2005 related to termination of software development staff.

Reorganization Charges

Reorganization Charges associated with CryptoLogic’s plan to establish its executive headquarters in the Republic of Ireland were $1.1 million in Q4 2006. Such costs are primarily comprised of professional fees and expenses related to employee relocation and severance. There were no similar costs in the comparable periods of 2005. The reorganization is subject to shareholder and regulatory approvals.

EBITDA

EBITDA decreased by 69.5% to $1.5 million (Q4 2005: $5.0 million) in the quarter. EBITDA(1) margin decreased to 8.0% of revenue in Q4 2006 (Q4 2005: 19.8%), mainly due to lower revenue in the quarter attributable to the loss of US player revenue (approximately $8 million in lower revenue), which gave rise to approximately $6 million in lower EBITDA, partially offset by lower expense in the quarter driven primarily by lower software development expense as compared to the prior year.

EBITDA is reconciled to earnings as follows:

	For the three months Ended December 31,
(In thousands of US dollars)	2006	2005

Earnings	$1,712	$5,825
Income taxes	361	(855)
Interest income	(1,931)	(1,149)
Amortization	1,375	1,153
EBITDA	$1,517	$4,974
EBITDA before re-organization expense	$2,601	$4,974

Amortization

Amortization expense was $1.4 million during the quarter ended December 31, 2006 (Q4 2005: $1.2 million). The increase is due mainly to (a) the higher investment in computer equipment, leasehold improvements, software licenses, and capitalized software development expenses, where required by GAAP, and (b) change in estimated service lives for computer equipment and office furniture and equipment.

Interest Income

Interest income, comprising interest earned on the Company’s cash and short term investment balances, was $1.9 million in Q4 2006 (Q4 2005: $1.1 million). The increases were a result of higher cash and short term investment positions and better interest yield.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Provision for Income Taxes

Income taxes in Q4 2006 were $0.4 million (Q4 2005: ($0.9) million), including amounts for future income tax of ($1.1) million in the quarter (Q4 2005: $0.3 million). The fluctuation in future income taxes resulted from differences between tax and accounting recognition with respect to certain of the Company’s expenses.

Earnings

Earnings in the quarter were down 70.6% to $1.7 million, or $0.12 per diluted share (Q4 2005: $5.8 million, or $0.43 per diluted share), after deducting an after-tax $1.0 million non-recurring charge, or $0.07 per share, related to reorganization costs for the proposed establishment of CryptoLogic’s new executive headquarters in Ireland.

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic remained highly liquid and debt-free in 2006. Given our significant cash resources of $128.4 million and undrawn credit facilities of $3.0 million at year-end, we have the financial flexibility to continue investing in the enhancement of our solutions and the growth of our business, pay dividends, repurchase our own shares through issuer bids and consider strategic, accretive acquisition opportunities that may arise.

Net Cash Position

As of December 31, 2006, our net cash position grew to $128.4 million or $9.35 per diluted share (2005: $99.1 million or $7.05 per diluted share), which comprised cash and cash equivalents, short term investments, and included security deposits of $1.5 million (2005: $1.5 million). The Company will have expended a minimum of $11.9 million of this cash in 2007 for the previously-announced acquisition of Parbet.com, with a contingent further payment of $5.3 million to be made in 2007.

There was a shift in asset mix towards short term investments and away from cash and cash equivalents during the year for more effective cash and yield management. As a result, short term investments rose by $46.8 million, and cash and cash equivalents balance declined by $17.5 million to $76.9 million (2005: $3.2 million and $94.4 million, respectively).

We continued to pledge $1.5 million in security deposits at year end (2005: $1.5 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transactions on our behalf.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Net Cash Position

(US$ millions)

CryptoLogic remained highly liquid with net cash of $128.4 million at 2006 year end.

Operating Activities

CryptoLogic deploys its positive cash flow to fund investment initiatives that will drive long term growth. Operating cash flow increased significantly to $40.7 million (2005: $34.7 million) due largely to higher earnings in 2006. As well, accounts payable and accrued liabilities were $10.3 million higher at 2006 year end as compared to last year, primarily due to:

•	higher jackpot provisions, which reflect the growing jackpot prizes for our progressive slot games; and

•

higher provisions for performance-related compensation costs due to better-than-expected financial performance and strong share price performance, which affects calculation of our long-term incentive plan liabilities

Financing Activities

In 2006, $2.7 million was used (2005: $7.2 million used) for financing activities as follows:

•	$3.1 million (2005: $5.0 million) was raised from the exercise of stock options during the year. No common shares were repurchased in 2006 (2005: $9.2 million); and
•

$5.8 million (2005: $3.0 million) was paid in quarterly cash dividends in 2006. This higher amount was attributed to an increase in our quarterly cash dividend from $0.07 per share to $0.12 per share (an annual rate of $0.48) commencing with the dividend paid on June 15, 2006.

While each future quarterly dividend is subject to Board approval based on our financial results for that particular period and the Board’s view from time to time on

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

the optimal uses of cash, we expect to continue paying dividends on a regular basis. With the industry-wide impact of the UIGEA enactment, revenues and earnings will be negatively impacted. However, as noted above, by the latter part of 2008, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Investing Activities

Investing activities used cash of $55.4 million in 2006 (2005: $23.7 million provided). This was largely due to a shift of $46.8 million of cash and cash equivalents into short term investments (2005: shift of short term investments into cash and cash equivalents, in the amount of $32.6 million), for more efficient cash and interest yield management in response to volatility in interest rates.

Additionally, funds used for capital expenditures amounted to $8.6 million (2005: $8.9 million), which related to purchases in the normal course of business for hardware, leasehold improvements, software licenses, and capitalized software development expenses as discussed earlier. In 2007 capital expenditures will be increased materially over 2006 levels mainly due to higher capitalized software development expenditures related to improving the ability of the Company to modify its gaming software programs going forward.

Working Capital

CryptoLogic’s financial position remained highly liquid in 2006. Working capital increased by 27.5% to $93.8 million or $6.82 per diluted share as at December 31, 2006 (2005: $73.6 million or $5.23 per diluted share). The year-over-year increase was primarily due to higher earnings.

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under our Normal Course Issuer Bid.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Working Capital

(US$ millions)

Working capital grew 27.5% to $93.8 million in 2006.

User funds held on deposit

User funds held on deposit decreased 19.6% to $20.9 million at December 31, 2006 (2005: $26.0 million). The decrease reflects the reduction of players’ deposits subsequent to the UIGEA passage. Cash related to user funds on deposit is segregated and shown separately as an asset and liability on the balance sheet, and does not form part of the Company’s total cash position.

Capitalization

Since inception, CryptoLogic has had no debt, including at year-end 2006, and also has unutilized credit facilities. As of December 31, 2006, we had 13,641,234 common shares and 1,006,584 stock options outstanding.

CryptoLogic entered 2006 with a Normal Course Issuer Bid, which authorized the buy back of up to 1.34 million common shares. In Q4 2005, the Company bought back 239,200 shares at an average price of $16.62 under this 2005/2006 bid. On September 27, 2006, the Board of Directors approved the renewal of our Normal Course Issuer Bid, which authorizes the Company to purchase up to 1.35 million common shares from September 29, 2006 to September 28, 2007, under which we have yet to buyback any shares. Our buyback programs allow us to repurchase our shares on occasions when we believe that our share price provides an opportunity to reduce our outstanding share capital at an attractive price

Cash commitments and contractual obligations

The following table summarizes our outstanding cash commitments as of December 31, 2006:

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

(In thousands of US dollars)	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Facility leases	$15,061	$2,319	$3,581	$3,282	$5,879
Guarantees	$4,916	$150	$2,378	$2,388	--
Total outstanding cash commitments	$19,977	$2,469	$5,959	$5,670	$5,879

Total cash commitments at the end of fiscal 2006 totaled $20.0 million (2005: $14.1 million). The Company has entered into lease agreements for premises expiring at various periods up to July 2015.

RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. 23% of our workforce was comprised of research and development personnel at 2006 year end (2005: 23%).

CRITICAL ACCOUNTING POLICIES

CryptoLogic’s accounting policies are specified in the notes to our financial statements, in particular note 1. The accounting estimates discussed below are considered particularly important as they require judgments by management. Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end user a specified amount is added to the “Jackpot”. The “Jackpot” is won by a player on a random basis and is not predictive. Each “Jackpot” also has a minimum amount of prize money. As the “Jackpot” progresses the Company regularly collects funds from participating licensees and assumes the liability of future “Jackpot” wins. Management provides for the “Jackpot” based on frequency of each game played, history of wins and minimum prize requirements.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model. In addition, the Company provides a long term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company’s stock price. Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

RELATED PARTY TRANSACTIONS

In 2006, $0.6 million (2005: $0.6 million) was paid in legal fees to Stikeman, Graham, Keeley and Spiegel LLP, a law firm that provides legal services to the Company of which the Chairman of the Board of Directors is a partner.

In 2005, the Company purchased software from another company in which an officer of the Company has a personal interest. Payments to this executive in 2006, relating to this transaction, amounted to $0.04 million (2005: $0.15 million).

RISKS AND UNCERTAINTIES

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

Industry Risks

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees hold government licenses to operate Internet gaming sites in the Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these European Union (EU) member states are in contrast with favourably-viewed rulings from the European Court of Justice which prompted the European Commission (EC) to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC’s goal to encourage a free and open cross-border market. There is no indication that any such legislation will be introduced in the near term.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

government has authority to regulate or legislate the industry. Legislation designed to prohibit Internet gaming was enacted on October 13, 2006 in the United States (UIGEA), and may be adopted in other jurisdictions.

Future decisions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated local law. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that prohibiting legislation will not be proposed and passed in potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the UK and Continental Europe. Some of these developments can be considered as positive and some as negative. In this regard a brief summary of the regulatory situation in the UK and Continental Europe follows:

United Kingdom

In April 2005, the UK enacted law to regulate online gaming for the first time in that jurisdiction. The British government is currently drafting the underlying rules and codes to establish its new regulatory framework. However, while the regulation of online gaming by the UK is generally considered as being positive, there is no assurance that the UK regulatory regime will provide a commercially-viable market and may create restrictions that can have a material adverse effect on our customers, our business, revenues, operating results and financial condition.

The true impact of the new UK Gambling Act will not be known until these rules and regulations are made public.

Continental Europe

France and Germany

France and Germany in particular appear to moving towards imposing greater restrictions on internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. It is possible that adverse legal developments in these countries could have a material adverse impact on the Company and/or its licensees.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Italy and Spain

With respect to Italy and Spain, recent willingness to regulate certain forms of internet gaming could be perceived as indicative of a liberalization of the internet gaming industry as a whole in those countries. However, at present, the form of regulation put forward by these jurisdictions has failed to create attractive market conditions for our licensees. As such, notwithstanding the fact that these markets may appear to be liberalizing, in practice, they have not liberalized in a manner, or to a degree, that is helpful to the Company or its licensees. The Company and its licensees remain at risk that Italy and Spain may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by these countries.

Holland

It is expected that the agreement with the state-sponsored casino operator, Holland Casino, to supply casino and poker room software for the Dutch market will be very positive for the Company. However, various of the licensees of the Company presently operate in the Dutch market. In the event that the Dutch government seeks to take steps to protect the online business of Holland Casino by discouraging other operators from operating the Dutch marketplace, either through changes in legislation or enforcement measures, it is possible that the Company’s licensees could be adversely impacted.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources are. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company’s licensees. However, it is expected that individuals gaming with operators based within the EU will not have their winnings taxed in this manner.

Payment Processing

With the enactment of the UIGEA, financial institutions in the United States ceased to accept online gaming transactions This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues in the fourth quarter of 2006. There can be no assurance that other financial institutions or credit card issuers outside the United States will not enact additional restrictions. Any such developments would have a material adverse effect on our business, revenues, operating results and financial condition. The loss of a major payment option could have a material adverse affect on our business.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Business Risks

Internet Viability and System Infrastructure and Reliability

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel,

End-users of our software depend on Internet service providers, online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

Market Demand

The Internet gaming industry continues to evolve rapidly and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our production.services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Security

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties

Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees’ customers and servers to communicate with each other. If ISPs experience service interruptions, it may prevent communication over the Internet and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the redundancy of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Competition

Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our e-cash software and support be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to our known current competitors.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Dependence on Licensees

In fiscal 2006, our top 7 licensees accounted for 84% (2005: 90%) of our total revenue. In addition, all of our key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license in their respective jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Chargebacks

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and shut off of the payment option. Chargebacks are any deposit transaction credited to a user’s account that is later reversed or repudiated. While the Company has fraud control measures to minimize exposure and provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

Foreign Operations

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British pounds, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Legal Proceedings

We, and certain of our subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

Intellectual Property

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. We regard our source codes as

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patent and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties’ intellectual property rights by the Company, and any adverse judgement in this regard could have a material adverse effect on our business, revenues, operating results and financial condition.

Hiring and Retaining Employees

Our future success is dependent on certain key management and technical personnel. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

Managing Rate of Growth

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of our business strategy, we may make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

Stock Volatility

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

OUTLOOK

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position, and growth in online poker is moderating from previous exponential rates. Additionally, in October 2006 the United States Government approved the UIGEA, which prohibits financial transaction processing in the US online gaming market. As a result, WagerLogic’s licensees will not take wagers from US-based players. Despite these challenges, CryptoLogic remains optimistic about the future of online gaming and the Company’s position as a leader within it.

UIGEA and future strategy

CryptoLogic believes that the UIGEA will have a significant short-term negative impact on the industry and on future financial results. Additionally, the UIGEA may increase competition throughout Europe, which could negatively impact the Company’s business.

Since 2002, CryptoLogic had been preparing for this eventuality by shifting its business to Europe, and our record revenue and earnings in 2006 arise from our success in these markets and others that embrace Internet gaming. Our thriving European customers, strong balance sheet, and new business in Asia enable us to face the future with confidence.

The Company is in excellent financial position to build on the global strategy that has led to record results in both 2005 and 2006. In particular, the Company will:

•	continue its game innovation strategy. The Company has several innovative casino and poker projects, both underway and planned, which are designed to enhance licensees’ revenue;

•

aggressively pursue new poker licensees, like Betsafe and DTDPoker, to enhance the liquidity of licensees’ poker network. The Company will also continue to pursue “blue chip” casino licensees in accordance with its return on effort strategy. In February 2007, the Company announced an exclusive three-year contract to provide both poker and casino software for Holland Casino, the Dutch government-owned casino operator. This new site to be run by Holland Casino is expected to launch in June 2007 and will be available to residents of the Netherlands only;

•

aggressively pursue strategic, accretive acquisition opportunities to accelerate the advancement of the Company’s strategies. Acquisition opportunities have multiplied since passage of the new US law, and the Company will continue to evaluate new, exciting existing prospects, like Parbet;

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

•	control and optimize expenditures by a thorough, ongoing review of discretionary costs, operating expenses and capital expenditures; and

•

expand in Asia. CryptoLogic will continue to build its European leadership position and intends over time, to expand its Asian presence to become a strong competitor in this large, emerging market. We took our first major step down this path in January 2007 when we signed a Memorandum of Understanding with two Chinese companies that will help us develop and license games for China and the Chinese diaspora.

We intend to lead this strategy from a new executive headquarters in the Republic of Ireland, subject to regulatory and shareholder approvals.

We expect to incur approximately $4.5 million in non-recurring expenses and $1.0 million in capital expenditure associated with the anticipated establishment of a new head office in Ireland in 2007, plus incremental annual operating expense of approximately $2.5 to $3.0 million beginning in 2007. We believe that we will generate a strong return on this investment in the long run, as we expect the new office to:

•	bring the Company closer to the world’s major markets (UK, Europe and Scandinavia) that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;

•	establish the Company in a gaming-friendly environment that enables the Company to provide a wider range of marketing support and brand management services to licensees;

•	broaden the Company’s strategic acquisition opportunities; and

•	increase liquidity in the Company’s shares trading in the UK.

Internet casino

In Internet casino, players have grown more sophisticated through a broad choice of gaming platforms, such that the market is demanding increasingly entertaining and innovative games. Accordingly, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty.

For example, in Q4 2006 our licensees launched games from our Bonus Pack 10, including the Frightmare Jackpot Slots series, and the latest slots based on Marvel Super Heroes, including Elektra, Ghost Rider and Iron Man. The game pack also included the first-ever slot version of CubisTM, the enormously popular casual game. William Hill also introduced 24 of our new non-download games in the quarter. In total in 2006, we released over 50 new casino games.

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

We plan to release two new downloadable casino game packs in 2007 and continue to upgrade our non-download game offering, both of which we expect will continue to be solid business drivers for our casino licensees, and CryptoLogic. We will continue to focus on partnerships with leading entertainment and casual game brands, like Marvel, Bejeweled and CubisTM . We will also enhance our localized offerings for key European markets.

Internet poker

Internet poker has grown at exponential rates in the past few years, but has recently showed signs of moderating—a natural development in young, high-growth markets. At the same time, competition in online poker has grown more intense and the importance of enhancing online poker room liquidity has increased.

As the UIGEA has effectively made online poker illegal in the U.S—previously the world’s largest online poker market—the industry’s focus has shifted to building liquidity in Europe, where CryptoLogic’s licensees’ central poker room is particularly strong. Just before the UIGEA, approximately 85% of licensees’ poker revenues came from outside the US, the vast majority of that from continental Europe and the UK.

Subsequently, Betfair exited the shared poker network which was the conclusion of a process they started in 2005 to bring their poker technology in-house. At the same time, CryptoLogic has added five new licensees which have been attracted by and which will build on the network’s strength in Europe:

•	PlayboyGaming, one of the world’s most recognizable entertainment and lifestyle brands, in both casino and poker. The Playboy brand epitomizes our philosophy of working with blue-chip brands;

•	Betsafe, a rapidly-growing Scandinavian-focused poker business;

•

DTD Poker, the online home of the new UK-based poker club, DUSKTILLDAWN, which when its doors open in Nottingham in April 2007 will be the largest live poker venue in Europe and the first fully-licensed dedicated poker facility in the UK;

•

a private Maltese company that operates Parbet.com, a popular Scandinavian online poker room, and its brand name and poker assets, which WagerLogic purchased as part of CryptoLogic’s brand ownership and licensing strategy; and

•

Holland Casino, which was engaged as a new licensee in February 2007 in a milestone exclusive three-year agreement, CryptoLogic’s first with a government. CryptoLogic will provide both poker and casino software for Holland Casino, the Dutch government-owned casino operator. The new sites, to be run by Holland Casino under license from the Dutch government,

CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006

are expected to launch in June 2007, and will be available to residents of the Netherlands only.

We have used our brand management and licensing strategy very successfully with the award-winning InterCasino and InterPoker brands and related brands, such as ExtremePoker. Under the strategy, WagerLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services, and marketing support services, in order to generate higher revenue.

Exciting new games and features have also been successful in enhancing liquidity in the poker network. In Q4 2006 alone, we launched a new Spanish poker site for William Hill; totally redesigned our poker software to update game tables and lobbies for greater simplicity, selection and statistics; and introduced a tournament leader board to help licensees create exciting events that give their players new chances to win.

With a significant increase in 2006 in capacity for simultaneous online playing and an ability to add new games seamlessly, we will continue to build liquidity through new poker licensees and new poker innovations, including the wide choice of languages, currencies, games, stake levels and tournaments around the clock.

Long-term Financial Goals

CryptoLogic expects 2007 to be a year of transition and growth in both Europe and Asia. The Company has signed its largest customers to long-term agreements, launched five new customer sites since December, and expects to launch three more in the second quarter of 2007 (PlayboyGaming’s Internet casino and Holland Casino’s poker and casino sites). Later this year, CryptoLogic expects to benefit from modest revenue from its new venture in China.

Beyond 2007, industry analysts continue to expect strong growth from the European market, which has been CryptoLogic’s core focus for the last five years. In addition, rapid online growth in Asia is expected in the years to come. Accordingly, the Company has the following long-term financial objectives in future years for its continuing business in Europe and Asia:

•	Grow revenue and earnings at 20% year-over-year for Europe and Asia combined;

•	Achieve net margin and return on equity of 20%;

•	Achieve double digit resrve growth in casino and poker; and

•	Achieve net margin and return on equity of 20%;
•	Exceed industry growth rates in key casino and poker markets.

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CryptoLogic Management’s Discussion & Analysis of Operating Results & Financial Condition

For the year ended December 31, 2006